WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholder's equity	Redeemable non-controlling interests
	Shares	Amount					
Balance at December 31, 2016	1,000	$ 1	247,237	336,440	795	584,473	9,239
Adoption of share-based compensation guidance on January 1, 2017				(2,541)		(2,541)	
Net income	—	—	—	61,177	—	61,177	570
Net redemption of redeemable noncontrolling interests in sponsored funds	—	—	—	—	—	—	(7,183)
Dividends to parent – cash	—	—	—	(300,000)	—	(300,000)	—
Other comprehensive income	—	—	—	—	(416)	(416)	
Balance at December 31, 2017	1,000	$ 1	247,237	95,076	379	342,693	2,626

See accompanying notes to consolidated financial statements.